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                                                               Exhibit (a)(1)(N)

Date: June 24, 2003

To: Employees of the Opto-Electronics Division

From: Morris Young

Re: Stock Option Exchange Program

Unfortunately, as you now know, we have had to take the difficult step of discontinuing our Opto-electronics business. This action has caused us to lay off most our employees in this division. You should consider the effect of our decision to discontinue the opto-electronics business on your election whether to participate in the company's option exchange program.

If you have tendered options for exchange, and if your employment is terminated prior to Dec. 31, 2003, you will not receive new options in exchange for options that you have tendered for exchange, and will lose all options that are tendered for exchange once they are cancelled after 9:00pm Pacific Time on June 30, 2003.

If you would like to retain your options, you may withdraw your election to tender options for exchange by returning to Kirk Lowe the enclosed Notice of Withdrawal prior to 9:00pm Pacific Time on June 30, 2003. Any options that you have that are vested on the date of termination of your employment must be exercised within the time period after such termination set forth in your stock option agreement.

If you have any questions, please contact Kirk Lowe at (510) 683-5900 ext. 208.